Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Sts.
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com
May 2, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hatteras Multi-Strategy Institutional Fund, L.P. (811-21686/333- )
Ladies and Gentlemen:
     Filed herewith electronically via EDGAR is the registration statement on Form N-2 (the “Registration Statement”) of Hatteras Multi-Strategy Institutional Fund, L.P. (the “Registrant”). The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, and the applicable rules thereunder.
     Questions and comments may be directed to the undersigned at (215) 988-2959.

Very truly yours,
/s/ Joshua B. Deringer
Joshua B. Deringer